May 20, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated May 18, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of May 18, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 18, 2010.

General

1.

We note your response to our prior comment 1, but that the updated cash balance now reported is not consistent with the cash balance on the balance sheet as of March 31, 2010. Specifically, the cash balance of $5,991 disclosed in the risk factor on page 9 dos no agree with the cash balance of $3,666 as discussed in the Management Discussion and Analysis on page 21 and the cash on the balance sheet.

RESPONSE:

We have revised the Filing to correct this error.

2.

Please provide an agent for service of process that is located in the United States.

RESPONSE:

We have revised the Filing accordingly.

Prospectus Summary, page 6

3.

We note your response to our prior comment 4 and reissue it and prior related comments. In addition to you current disclosure that the convertible note if convertible by you upon the filing of a Registration Statement on Form S-1 including this registration statement, please revise the risk factor disclosure to discuss the implications of the conversion on the current and future shareholders of the company, including the dilutive effect on current and future shareholders if the company elects to convert the notes. In addition, indicate if the company has any definitive plans to convert the note upon the effectiveness of the registration statement, and if so, please provide disclosure of this throughout the registration statement, including risk factor disclosures.

RESPONSE:

We have revised the Filing to include a risk factor addressing the potential dilution to current and future shareholders should the company elect to convert the notes. However, the company has no current definitive plans to convert the notes upon the effectiveness of the Filing. Accordingly no further disclosure has been added to address the conversion of the notes. The Company believes that the current disclosures relating to the existence of the notes and the potential dilutive effect based on the conversion thereof, offers current and future shareholders adequate disclosures relating the existing and potential capital structure of the company.

Risk Factors, page 8

4.

We reissue our prior comment 6. Please remove the reference to your reserves and production levels or address your current reserves and production throughout the registration statement.

RESPONSE:

We have revised the Filing accordingly.

Use of Proceeds, page 14

5.

Given that your interest in the properties is a passive one, please explain further the development activities in which the company will engage with the use of proceeds.

RESPONSE:

We have added the following disclosure to the Filing under the section captioned "The Business": "Going forward we will continue to identify, evaluate, and qualify potential natural gas and oil wells.  We will use the proceeds generated from this offering to evaluate future interests in wells identified by the Company, with the goal of producing commercially marketable quantities of oil and natural gas. We anticipate that moving forward the majority of our business will be derived from projects identified by management. Management's strategy is to identify low to moderate risk oil and natural gas reserves that can be reached by redeveloping and reentering old sites using new technology to reach untapped and untouched proven reserves. This approach allows us to evaluate potential oil and natural gas sites for development without the operational and financial commitment which would be required to conduct full geological surveys on potential and/or comparable sites. By entering into participation/joint venture agreements with companies already in possession of such data, our operational costs will be significantly reduced. We intend to expand our operations into these areas of activity should we establish sufficient cash flows in the next twelve months to support these activities."

Further, we have added verbiage under the "Use of Proceeds" section directing the reader to the foregoing disclosure.

 Initial Opportunity, page 19

6.

We note your response to our comment 5. Please include disclosure regarding your relationship with the majority lease holder, including any agreements, written or otherwise, on what activities the majority lease holder is committed to perform on the property. Further, include a risk factor and other disclosures throughout the filing regarding the risks associated with your passive interest in the property and your lack of control over what exploration and production activities are conducted on the property.

RESPONSE:

We have revised the Filing accordingly.

7.

In addition, we note that you refer to yourself and the majority lease holder as "we".

RESPONSE:

We have revised the Filing accordingly.

8.

We note your statement that the Nancy Hubbard well is in production right now and that there are plans to attempt to increase its current production output. Please indicate the latest date in which you have evidence of production. In the alternative, remove all reference to production.

RESPONSE:

We have removed the reference as this was simply an assertion made by Management.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

9.

We note the intent to explore the Krouch well. We also note your statement that "we will frac [the Walker] at some point in the future." Please indicate how you or the majority lease holder anticipate exploring and fracing the wells, especially given your limited resources. Provide disclosure regarding the estimated costs of exploring and fracing the wells and how you intend to raise sufficient funds to conduct such activities. Further, given your very limited interest in the property, please state how you intent to be profitable given the amount that will be spent in exploring and fracing.

RESPONSE:

We have revised the Filing accordingly.

Exhibits, page II-3

10.

We note that your reference to Exhibit 5.1 limits the exhibit to the consent of counsel, but it appears that the exhibit represents the opinion of counsel regarding the legality of the shares being registered.

RESPONSE:

We have revised the Filing accordingly.

Signatures

11.

We note your response to prior comment 12. To quote the instructions to Form S-1, the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.

RESPONSE:

We have revised the filing accordingly.

In connection with the Company’s responding to the comments set forth in the March 18, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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